SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                               THE WMF GROUP, LTD.
--------------------------------------------------------------------------------

                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    929289106
                                 (CUSIP Number)

James M. Better                                 Jeffrey J. Rosen, Esq.
Capricorn Investors II, L.P.                    O'Melveny & Myers LLP
c/o Capricorn Holdings, LLC                     The Citicorp Center
30 East Elm Street                              153 East 53rd Street, 54th Floor
Greenwich, Connecticut  06830                   New York, New York 10022-4611
(203) 861-6600                                  (212) 326-2000
--------------------------------------------------------------------------------


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 14, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

--------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP Number 929289106
             ---------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Winokur Holdings, Inc.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [ ]
                                                                  (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                       [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

--------------------------------------------------------------------------------
NUMBER OF                            7        SOLE VOTING POWER
SHARES                                        ----------------------------------
BENEFICIALLY                         8        SHARED VOTING POWER
OWNED BY                                                           78,925
EACH REPORT-                                  ----------------------------------
ING PERSON                           9        SOLE DISPOSITIVE POWER
WITH                                          ----------------------------------
                                     10       SHARED DISPOSITIVE POWER
                                                                   78,925
                                              ----------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         78,925
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                      [  ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.4%*
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------

----------------
* Assumes 5,515,796 shares of Common Stock issued and outstanding as of August 14, 1998, comprised of (i) 5,270,796 shares of Common Stock issued and outstanding on August 14, 1998, according to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 1998, (ii) 240,000 shares of Common Stock issuable upon exercise of the Warrant (as defined below), and (iii) 5,000 shares of Common Stock issuable upon exercise of the Option (as defined below).

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Capricorn Investors II, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [ ]
                                                                  (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                       [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

--------------------------------------------------------------------------------
NUMBER OF                            7        SOLE VOTING POWER
SHARES                                        ----------------------------------
BENEFICIALLY                         8        SHARED VOTING POWER
OWNED BY                                                        1,081,012
EACH REPORT-                                  ----------------------------------
ING PERSON                           9        SOLE DISPOSITIVE POWER
WITH                                          ----------------------------------
                                     10       SHARED DISPOSITIVE POWER
                                                                1,081,012
                                              ----------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,081,012
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                      [  ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         19.6%*
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

----------------
* Assumes 5,515,796 shares of Common Stock issued and outstanding as of August 14, 1998, comprised of (i) 5,270,796 shares of Common Stock issued and outstanding on August 14, 1998, according to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 1998, (ii) 240,000 shares of Common Stock issuable upon exercise of the Warrant, and (iii) 5,000 shares of Common Stock issuable upon exercise of the Option.

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Capricorn Holdings, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [ ]
                                                                  (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                       [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

--------------------------------------------------------------------------------
NUMBER OF                            7        SOLE VOTING POWER
SHARES                                        ----------------------------------
BENEFICIALLY                         8        SHARED VOTING POWER
OWNED BY                                                        1,081,012
EACH REPORT-                                  ----------------------------------
ING PERSON                           9        SOLE DISPOSITIVE POWER
WITH                                          ----------------------------------
                                     10       SHARED DISPOSITIVE POWER
                                                                1,081,012
                                              ----------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,081,012
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                      [  ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         19.6%*
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         OO
--------------------------------------------------------------------------------

----------------
* Assumes 5,515,796 shares of Common Stock issued and outstanding as of August 14, 1998, comprised of (i) 5,270,796 shares of Common Stock issued and outstanding on August 14, 1998, according to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 1998, (ii) 240,000 shares of Common Stock issuable upon exercise of the Warrant, and (iii) 5,000 shares of Common Stock issuable upon exercise of the Option.

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Herbert S. Winokur, Jr.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [ ]
                                                                  (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                       [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America

--------------------------------------------------------------------------------
NUMBER OF                            7        SOLE VOTING POWER
SHARES                                        ----------------------------------
BENEFICIALLY                         8        SHARED VOTING POWER
OWNED BY                                                        1,159,937
EACH REPORT-                                  ----------------------------------
ING PERSON                           9        SOLE DISPOSITIVE POWER
WITH                                          ----------------------------------
                                     10       SHARED DISPOSITIVE POWER
                                                                1,159,937
                                              ----------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,159,937
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                      [  ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         21%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

----------------
* Assumes 5,515,796 shares of Common Stock issued and outstanding as of August 14, 1998, comprised of (i) 5,270,796 shares of Common Stock issued and outstanding on August 14, 1998, according to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 1998, (ii) 240,000 shares of Common Stock issuable upon exercise of the Warrant, and (iii) 5,000 shares of Common Stock issuable upon exercise of the Option.

         This Amendment No. 2 to Schedule 13D (the "SCHEDULE 13D"), which was filed on November 25, 1997, by Capricorn Investors, L.P. ("CAPRICORN I"), Capricorn Holdings, G.P. ("CAPRICORN HOLDINGS, G.P."), Winokur Holdings, Inc. ("WINOKUR HOLDINGS"), Herbert S. Winokur, Jr. ("WINOKUR"), Capricorn Investors II, L.P. ("CAPRICORN II") and Capricorn Holdings, LLC ("CAPRICORN HOLDINGS, LLC"), as amended by Amendment No. 1 filed on January 9, 1998, by Winokur Holdings, Capricorn II, Capricorn Holdings, LLC, and Winokur, and which relates to shares of Common Stock, par value $.01 per share ("COMMON STOCK"), of The WMF Group, Ltd. (the "COMPANY"), hereby amends Items 3, 4, 5, 6 and 7 of the
Schedule 13D. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning as set forth in the Schedule 13D.

         This Amendment No. 2 assumes that the number of shares of Common Stock outstanding as of August 14, 1998 was 5,515,796 shares, comprised of (i) 5,270,796 shares of Common Stock issued and outstanding on August 14, 1998, according to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 1998, (ii) 240,000 shares of Common Stock issuable upon exercise of the Warrant (defined below), and (iii) 5,000 shares of Common Stock issuable upon exercise of the Option (defined below).

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The information previously furnished in response to this item is amended by adding thereto the following:

         On December 8, 1997, Capricorn II acquired an option (the "OPTION") to purchase 5,000 shares of Common Stock (the "OPTION SHARES") at an exercise price of $9.15 per share, subject to adjustments in accordance with the terms of the Option, which became exercisable on June 8, 1998. The Option was granted by the Company to Capricorn II as compensation for Winokur's service as a director of the Company.

         On January 13, 1998, Capricorn II purchased 15,000 shares of Common Stock in a transaction effected through the NASDAQ national market at a purchase price of $11.625 per share, or $174,375 in the aggregate. The funds were provided by capital contributed to Capricorn II by its partners.

         On January 15, 1998, Capricorn II purchased 15,000 shares of Common Stock in a transaction effected through the NASDAQ national market at a purchase price of $12.00 per share, or $180,000 in the aggregate. The funds were provided by capital contributed to Capricorn II by its partners.

         On September 14, 1998, Capricorn II purchased 7,500 shares of Common Stock in a transaction effected through the NASDAQ national market at a purchase price of $6.1600 per share, or $46,200 in the aggregate. The funds were provided by capital contributed to Capricorn II by its partners.

         On September 14, 1998, Capricorn II acquired beneficial ownership of a warrant (the "WARRANT") to purchase 240,000 shares of Common Stock (the "WARRANT SHARES"), at $11.25 per share (subject to adjustment as described below), in accordance with the terms of a Subscription Agreement, dated September 4, 1998 (the "SUBSCRIPTION AGREEMENT"), among Commercial Mortgage Investment Trust, Inc. ("CMIT"), Harvard Private Capital Holdings, Inc. ("HPCH"), Capricorn II, and the Company. The Warrant, which had been previously issued to CMIT pursuant to a Credit Agreement, dated September 4, 1998 (the "CREDIT AGREEMENT"), between CMIT and the Company, becomes exercisable on October 20, 1998. If the Company repays the loan extended to it by CMIT pursuant to the Credit Agreement in whole or in part prior to October 20, 1998, the number of Warrant Shares will be reduced proportionately up to a total reduction of 75% of the total Warrant Shares purchasable upon the Warrant's exercise. The number of Warrant Shares and the exercise price of the Warrant are subject to adjustment upon the occurrence of certain dilutive events.

         On September 25, 1998, Capricorn II purchased 101,499 shares of Common Stock in a transaction effected through the NASDAQ national market at a purchase price of $8.1039 per share, or $822,537.75 in the aggregate. The funds were provided by capital contributed to Capricorn II by its partners.


ITEM 4.  PURPOSE OF TRANSACTION

         The information previously furnished in response to this item is amended to read as follows:

         On December 8, 1997, Capricorn II acquired the Option to purchase the Option Shares at an exercise price of $9.15 per share, subject to adjustments in accordance with the terms of the Option, which became exercisable on June 8, 1998. The Option was granted by the Company to Capricorn II as compensation for Winokur's service as a director of the Company.

         Capricorn II purchased shares of Common Stock on January 13, 1998 (15,000), January 15, 1998 (15,000), September 14, (7,500), and on September 25,
(101,499). On September 14, 1998, Capricorn II acquired the Warrant. Subject to certain contingencies described in Item 3 above, prior to October 20, 1998, the number of Warrant Shares which are purchasable upon the exercise of the Warrant may be reduced by up to 75%.

         The acquisitions of shares of Common Stock by Capricorn II described herein were effected in accordance with the stated intention of Capricorn II, Capricorn Holdings, LLC and Winokur to acquire a significant equity position in the Company and to influence the management, policies and activities of the Company, as previously described in Item 4 of the Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The information previously furnished in response to this item is amended to read as follows:

         Winokur Holdings is the direct beneficial owner, and Winokur is the indirect beneficial owner, of 78,925 shares of Common Stock. Capricorn II is the direct beneficial owner, and Capricorn Holdings, LLC and Winokur are the indirect beneficial owners, of 1,081,012 shares of Common Stock. Winokur is the indirect beneficial owner of 1,159,937 shares of Common Stock.

         Based upon 5,270,796 shares of Common Stock issued and outstanding as of August 14, 1998, as reported by the Company in its Quarterly Report on Form 10-Q for the period ended June 30, 1998, and giving effect to the issuance of all 5,000 Option Shares and all 240,000 Warrant Shares, Winokur Holdings is the direct beneficial owner of shares equal to approximately 1.4% of the number of shares of Common Stock that were then outstanding, Capricorn II is the direct beneficial owner of shares equal to approximately 19.6% of the number of shares of Common Stock that were then outstanding, Capricorn Holdings, LLC is the indirect beneficial owner of shares equal to approximately 19.6% of the number of shares of Common Stock that were then outstanding, and Winokur is the indirect beneficial owner of shares equal to approximately 21% of the number of shares of Common Stock that were then outstanding.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         For information relating to the Subscription Agreement, the Warrant and the Option, see Item 3 above. The information regarding such agreements set forth in Item 3 is qualified in its entirety by the provisions of such agreements, copies of which are Exhibits 4, 5 and 6 to this Amendment No. 2 to
Schedule 13D.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         The information previously furnished in response to this item is amended to add the following:

Exhibit 4 -            Subscription  Agreement by and among Commercial
                       Mortgage Investment Trust, Inc., The WMF Group,
                       Ltd.,  Harvard Private Capital  Holdings,  Inc.
                       and Capricorn Investors II, L.P. dated as of September 4, 1998.

Exhibit 5 -            Warrant No. W-1 to Purchase Common Stock of The
                       WMF Group,  Ltd.  dated as of September 4, 1998
                       (with  respect  to which the  right to  acquire
                       240,000 Warrant Shares has been assigned to Capricorn II on September 14, 1998).

Exhibit 6 -            Non-Employee  Director Award Agreement made and
                       entered into as of the 8th day of December, 1997 by and between The WMF Group, Ltd. and
                       Capricorn  Investors II, L.P., and Key Employee
                       Incentive Plan of The WMF Group Ltd. originally adopted by the Board of Directors on October
                       21, 1997 and further amended as of December 5, 1997, constituting Exhibit A thereto.

                               Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



October 16, 1998
Date



WINOKUR HOLDINGS, INC.




By:  /s/ Herbert S. Winokur, Jr.
   ----------------------------------------
         Herbert S. Winokur, Jr., President

                                    Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



October 16, 1998
Date



CAPRICORN INVESTORS II, L.P.


By: Capricorn Holdings, LLC,
      its General Partner




By:  /s/ Herbert S. Winokur, Jr.
   ----------------------------------------
         Herbert S. Winokur, Jr., Manager

                                    Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



October 16, 1998
Date



CAPRICORN HOLDINGS, LLC




By:  /s/ Herbert S. Winokur, Jr.
   ----------------------------------------
         Herbert S. Winokur, Jr., Manager

                                    Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



October 16, 1998
Date



By:  /s/ Herbert S. Winokur, Jr.
   ----------------------------------------
         Herbert S. Winokur, Jr.